
RECEIVED
APR 23 2010


10011945



ANNUAL REPORT *to our* SHAREHOLDERS 2009



COASTAL CAROLINA
BANCSHARES, INC.

A Letter from the President and Chief Executive Officer



Dear Shareholder:

Our first year in business was quite a year.

Opening a new bank in 2009 was an extraordinary accomplishment. In fact, according to SNL Financial, Coastal Carolina National Bank was one of only twenty banks in the United States to receive a charter from the financial regulators during 2009.

This was only made possible by the investment of shareholders, such as yourself and by the painstaking efforts of our organizing directors and employees. We are very appreciative of how all of this came together to make it possible to open our doors on June 8, 2009. We hope you have visited our headquarters in Myrtle Beach. If not, please feel free to give me a call and come by for a personal tour. We encourage all of our shareholders to open accounts with us. We promise to take very good care of you.

The Bank offers a full range of deposit and lending services for both small business customers and individuals. We also offer full-service residential mortgage lending capabilities, consisting of residential first and second mortgages and construction loans. Our products are delivered by local people who live in the community and are empowered to make decisions. We pride ourselves in giving personalized service delivery.

There are a few highlights from the Bank's brief operating history that I would like to share with you.

The Bank was extremely successful in generating deposits and had $44.0 million of customer deposits at December 31, 2009.

The Bank continues to build our loan portfolio with $10.6 million of loans outstanding at year-end 2009. We have undertaken our loan growth in a prudent manner given the current economic environment. The Bank has elected to build customer relationships that will enhance long-term strategic value by growing lending relationships that fit our credit culture and corporate growth policies.

The Bank completed a Small Business Administration (SBA) initiative and is now approved as a SBA Loan Guaranty Program participant. We are thus ready and willing to accept loan applications and offer assistance for all of the various SBA loan products. We also offer a full range of traditional loan and deposit services for small business customers. All business relationships in this regard are important to us, so please keep us in mind to handle any business needs for your company.

Our residential mortgage lending personnel offer a full line of single-family residential mortgage loan products. The investment in our mortgage division is expected to enhance profits in the future as the real estate market improves. Please call us if you are interested in buying, building, or refinancing your home.

The Bank has built a convenient, safe and effective technology platform to allow businesses and consumers to bank with us. This technology allows the Bank to overcome the current inconvenience of only having one office location. We offer internet and telephone banking, BillPay services, direct deposit of payroll and social security checks, and other convenient services. The Bank is associated with national ATM networks that may be used by the Bank's customers at no charge throughout the country.

The Bank introduced Remote Deposit Capture for business customers enabling them to deposit checks from their place of business for immediate credit to their deposit account with the Bank. This service also helps to overcome the current inconvenience of only having one bank office location, because the business can bank with us from their office desktop without making a trip to the Bank.

We have built a core team of bankers that position us well for future growth.

We plan to introduce a new rewards checking account, *Coastal Rewards*, in the near future to assist in the generation of personal checking accounts. We will be sending you information within the next few weeks concerning this exciting product offer, and a broader marketing program to the general public is also planned.

We have established an Ad-Hoc Building Committee to study site locations and markets for branch locations, and to solidify plans for the Bank's headquarters and operations service center.

The following discussion describes our results of operations for 2009 and also analyzes our financial condition as of December 31, 2009.

INCOME STATEMENT REVIEW

In order to capitalize the Bank, the Company conducted a stock offering and raised $21.8 million, selling 2,180,000 shares of its common stock at $10.00 per share. Offering expenses of $836,488 were netted against the gross proceeds. We incurred a total of $2.3 million in organizational and pre-opening costs, of which $171,881 was incurred from inception on June 20, 2007 to December 31, 2007, $1,379,208 was incurred during 2008, and $770,450 was incurred in 2009 prior to opening the Bank. Our net loss for the full-year 2009 was $2.6 million and included the $770,450 net loss incurred pre-opening and $1.8 million of net losses post-opening. The net loss per share for 2009 was $2.11.

The Bank's net interest income before provision for loan losses for 2009 was $196,143, consisting of total interest income of $612,934, partially offset by interest expense of $416,791. Our provision for loan losses was $144,845, which resulted in net interest income of $51,298 after the provision for loan losses.

Noninterest expense for 2009 was $2,678,988. Included in noninterest expense was $818,833 related to pre-opening and organizational costs incurred prior to the Bank's opening on June 8, 2009. Salaries and employee benefits of $1.6 million for the year comprised the largest component of noninterest expense. Included in salaries and employee benefits expense was $157,432 of expense related to the issuance of warrants to organizers and directors of the Company, and $71,130 of expense related to the issuance of stock options and restricted stock to employees. The major additional components of noninterest expense for the year consisted of occupancy and equipment expense of $393,046, professional fees of $216,905, data processing and information technology related services expense of $151,178, and advertising and marketing expense of $123,071.

BALANCE SHEET REVIEW

As of December 31, 2009, the Company had total assets of $61.2 million, consisting principally of $17.0 million of available-for-sale securities, $30.7 million of interest-bearing bank deposits, and $10.4 million of net loans. Total liabilities were $44.2 million, represented almost entirely by customer deposits. Shareholders' equity was $16.9 million, equating to a book value per share of $7.75 at December 31, 2009. Equity as a percentage of assets stood strong at 27.7 percent. Both the Company and the Bank are "well capitalized" under regulatory guidelines.

The Bank has not charged-off any loans since commencing operations, and there were no nonaccrual or nonperforming loans at December 31, 2009.

A more detailed discussion and analysis of our 2009 operating results is contained in the Securities and Exchange Commission Form 10-K for the Company filed for the fiscal year ended December 31, 2009. You may access the Form 10-K at internet address www.sec.gov, click on Search, and under Search Company Filings (Company name), type in "Coastal Carolina Bancshares".

The officers and directors of the Bank remain convinced we have started a new bank at a great time. Your company is well-positioned from all aspects to take advantage of market opportunities. Please keep us in mind for banking opportunities. As a community bank, no relationship is too small for us. We appreciate your interest and your investment in our company.

Sincerely,



Michael D. Owens
President and Chief Executive Officer
March 27, 2010

First-Year Marketing Campaign

When Coastal Carolina National Bank opened its doors for business in June of 2009, we recognized there were a number of opportunities for competitive differentiation that were uniquely framed by the level of financial upheaval the banking industry had recently experienced. As a new bank, it was a fact we had a clean balance sheet and no problem loans in our portfolio. We wanted to help prospective customers understand the many positive aspects of being able to begin our banking operations with a clean slate in the midst of a severe recession. Additionally, Coastal Carolina National Bank launched its initial identity campaign under the positioning statement of "Be Appreciated." This thought was directed at the fact that many people do not actually feel appreciated by their bank, and we wanted to emphasize an attitude of exceptional customer service. Another marketing focus was on promoting residential and commercial loans, while introducing some familiar faces on our lending team.

Coastal Carolina National Bank website home page.

Grand Opening newspaper campaign.

New Bank. Old Friends.

It's a great time to be a new bank. We're fortunate to have opened free of problem loans, but with plenty capital to make good loans. We're also fortunate to have the superb quality of professional banking talent that chosen to make Coastal Carolina National Bank its new home. We've assembled a top-tier team with a long history of successful management experience in the banking world. Some of our team comes from other Southeastern markets, but most are from right here along the Grand Strand.

Take a good look and you're sure to see some folks you've known over the years. With all the changes in the banking world, you might not have known where to find them. Well, they're right here at CCNB and they'll be looking forward to seeing old friends again and making new ones



Coastal Caroli
National Bank
Be appreciated.

Member FDIC 2305 Oak Street / Myrtle Beach, South Carolina 29577 / 843.839.2265 / MyCCNB



This newspaper campaign re-introduced some familiar faces to the local community.

We Have More Than a Hand to Lend.



Our Years of Expe… Will Help You Get a… Deal on a Mortg…

Coastal Carolina National … be a newcomer on the banking s… that doesn't mean we don't have top-level experience ready to go for you.

Our two top residential mo… lenders have been active in this … many years. And there's nothing … would like better than to use all … professional skills to help you ge… perfect mortgage for you and yo… So, just give us a call and ask for … Trina. There's no time like the p… make a good move.



Coastal Carol…
National Ban…
Be appreciated

2305 Oak Street / Myrtle Beach, … 843.839.2265 / MyCCNB.…

Member …

Most Businesses Today Could Use a Hand.

We Can Lend More Than That.

John Rutenberg, Bob Moore and Joel Foster (seated)



Our Years of Local Experience Can Help with Your Commercial Loan.

As a new community bank that opened in June of this year, Coastal Carolina National Bank is in the fortunate position of having a clean balance sheet and money to lend. Our commercial lending team has decades of experience in this market and a wealth of local knowledge. Their understanding of the local business community makes them an excellent resource for helping to structure and meet the credit needs of your company. So, call and ask for Bob, Joel or John. There's nothing we'd like better than to begin a solid, long-lasting relationship with you and your business.



Coastal Carolina
National Bank
Be appreciated.

2305 Oak Street / Myrtle Beach, SC 29577
843.839.2265 / MyCCNB.com

Member FDIC

Getting Approved for a Home Mortgage Should Be About Your History.

Not Your Bank's.

In todays topsy turvy world, it turns out there are a lot of powerful advantages to being a new bank with a clean balance sheet. … may have already discovered, many banks have lending limitations to contend with that are based on problems with their existing loan… Fortunately, as a new bank, Coastal Carolina National Bank has no problem loans and this gives us the freedom to evaluate your home needs based on your history, not ours.

While CCNB may be a new bank, you'll find we're staffed with lots of old friends. Trina Dusenbury is our Mortgage Banking … and Cindy Baldree has recently joined us as our Mortgage Loan Originator. Let our experienced, locally-savvy loan officers help p… a smart, competitive package for you. Just stop by our office on Oak Street or give us a call at 843-839-2265. We're here to help.



Member FDIC 2305 Oak Street / Myrtle Beach, South Carolina 29577 / 843.839.2265 / MyCCNB.com



Coastal Car…
National Ba…
Be apprecia…

A mortgage lending newspaper ad.

Commercial Loans to Grow On.

We can be very resourceful when you're on the grow.

Like any good business partner, we know that relationships count. Access to credit is crucial to any growing business. Our highly experienced staff goes the extra mile to offer the solutions you need to get – and stay – ahead. At Coastal Carolina National Bank, we offer a variety of flexible financing options to meet the needs of growing businesses. From short-term financing to assist with seasonal cash flow needs, to longer-term financing to purchase fixed assets, our full range of products is specifically designed to help your business achieve even greater success. Let's explore the possibilities together.



Coastal Carolina
National Bank
Be appreciated.



Member FDIC 2305 Oak Street / Myrtle Beach, South Carolina 29577 / 843.839.2265 / MyCCNB.com



A new commercial loan ad premiered in the first quarter of 2010.



Front row: Henrietta Golding, Robin Edwards, Marilyn Hatley, Debra Wilkins, Vivian Wong, Marsha Griffin. Back row: Egerton Burroughs, Dennis Wade, John Laymon, William Bogache, Andy Lesnik, Chester Duke, Nelson Hardwick, Benjy Hardee, Doug Wendel, Dennis Worley, Adair Graham, Mike Owens, Morgan Martin, John Napier (Gary Hadwin not pictured).

Coastal Carolina Bancshares, Inc. Board of Directors

William K. Bogache, MD
Vice Chairman –
Coastal Carolina National Bank
Medical Director –
Parkway Surgery Center of
Myrtle Beach Urologic Surgeon

J. Egerton Burroughs
Vice Chairman –
Coastal Carolina Bancshares, Inc.
President –
Burroughs Brothers Properties
Chairman –
Burroughs & Chapin Company

Chester A. Duke
Chairman –
Coastal Carolina Bancshares, Inc.
Retired Banker

Robin W. Edwards
Retired
Director –
Coastal Educational Foundation,
Coastal Carolina University
Director –
Board of Visitors,
Edwards College,
Coastal Carolina University

Henrietta U. Golding
Shareholder and Myrtle Beach
Office Unit Manager –
McNair Law Firm, PA

Adair M. Graham, Jr.
Credit Analyst –
Live Oak Bank,
Wilmington, North Carolina

Marsha W. Griffin
President –
Marsha Griffin & Associates, LLC

Gary L. Hadwin
President and Owner –
Hadwin-White Pontiac-Buick-
GMC Trucks-Subaru, Inc.

Benjy A. Hardee
President and
Chief Executive Officer –
A.O. Hardee & Son, Inc.

Nelson L. Hardwick
Managing Owner –
Nelson L. Hardwick & Associates
Representative –
District 106 of the SC State
House of Representatives

Marilyn B. Hatley
Mayor –
City of North Myrtle Beach, SC
Owner –
Visible Designs, Inc.

W. John Laymon
Director of Residential Real Estate
– The Jackson Companies

Andrew H. Lesnik
President –
Lesnik Himmelsbach Wilson
Hearl, Inc.
Chief Executive Officer –
Sheriar Press

L. Morgan Martin
Secretary –
Coastal Carolina Bancshares, Inc.
Partner –
Hearn, Brittain & Martin, P.A.

John L. Napier
Treasurer –
Coastal Carolina Bancshares, Inc.
Principal –
John L. Napier, LLC

Michael D. Owens
President and
Chief Executive Officer –
Coastal Carolina Bancshares, Inc.
President and
Chief Executive Officer –
Coastal Carolina National Bank

Dennis L. Wade
President and
Chief Executive Officer –
The Jackson Companies
Director –
Board of Visitors, Wall School of
Business, Coastal Carolina
University

Douglas P. Wendel
Chairman –
Coastal Carolina National Bank
Retired President and
Chief Executive Officer –
Burroughs & Chapin Co.

Debra D. Wilkins
Paralegal –
Nexsen Pruet, LLC
Member –
Board of Visitors, Medical
University of South Carolina

Vivian A. Wong
Chairwoman –
Pacific Gateway Capital, LLC

Dennis T. Worley
Partner –
McGougan Law Firm

Coastal Carolina National Bank Advisory/Business Development Committee

The Bank formed the Advisory/Business Development Committee to assist in business development consistent with safe regulatory practices to enhance shareholder value. The Bank seeks to staff the Committee with a diverse group of community leaders who have earned long-term reputations for ethical financial success.

Carl O. Falk, Chairman
(Pawleys Island)
Managing Partner,
Falk Holdings, LLC; President,
Falk-Griffin Foundation

James R. Frazier
(Conway)
Horry County Council District 7
Representative

Glenn H. Hall
(Little River)
President, National Finance
Company, Inc.

Lawrence B. Holt, Jr., MD
(Myrtle Beach) Physician

Louise (Lou) Lachicotte
(Pawleys Island)
President/Broker in Charge,
The Lachicotte Company

Bernard (Bubba) Meng, III
(Murrells Inlet)
Retired

Joe Reaves, III
(North Myrtle Beach)
Owner, Car City/SunCoast
Financial

Diane D. Stokes
(Myrtle Beach)
President, Stages Video
Productions, Inc.

Chris Skinner
(Myrtle Beach)
Senior Advisor, EK Success –
Division of Wilton Brands

John F. (Chip) Smith, III
(Murrells Inlet)
Owner, Strategic Marketing, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Coastal Carolina Bancshares, Inc.
Myrtle Beach, South Carolina

We have audited the accompanying consolidated balance sheets of Coastal Carolina Bancshares, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of income (loss), shareholders' equity and comprehensive income (loss), and cash flows for the years ended December 31, 2009 and 2008 and for the period June 20, 2007 (Inception) to December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Coastal Carolina Bancshares, Inc. and Subsidiary as of December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for the years ended December 31, 2009 and 2008 and for the period June 20, 2007 (Inception) to December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Elliott Davis, LLC

Elliott Davis, LLC
Columbia, South Carolina
March 25, 2010

CONSOLIDATED BALANCE SHEETS

	December 31 2009	December 31 2008
Assets		
Cash and due from banks	**$ 741,896**	$ –
Federal funds sold	**813,827**	–
Interest-bearing bank deposits	**30,701,988**	–
Restricted cash - stock subscriptions held in escrow	**–**	2,371,528
Securities available for sale	**17,029,866**	–
Federal Reserve Bank stock	**525,250**	–
Loans receivable	**10,581,837**	–
Allowance for loan losses	**(144,845)**	–
Loans, net	**10,436,992**	–
Premises and equipment, net	**464,174**	448,458
Deferred stock issuance costs	**–**	337,476
Other assets	**444,471**	51,667
Total assets	**$ 61,158,464**	$ 3,209,129
Liabilities and Shareholders' Equity		
Liabilities		
Deposits		
Non-interest bearing demand	**$ 700,533**	$ –
Interest checking	**1,272,341**	–
Money market	**21,558,971**	–
Savings	**128,274**	–
Certificates of deposit	**20,323,745**	–
Total deposits	**43,983,864**	–
Stock subscriptions received	**–**	2,365,000
Line of credit	**–**	1,622,770
Advances from organizers and founders	**–**	620,000
Accrued expenses and other liabilities	**233,446**	152,448
Total liabilities	**44,217,310**	4,760,218
Commitments and contingencies		
Shareholders' Equity (Deficit)		
Preferred stock, $.01 par value, 10,000,000 shares authorized, none issued and outstanding	**–**	–
Common stock, $.01 par value, 50,000,000 shares authorized, 2,186,000 issued and outstanding at December 31, 2009	**21,860**	–
Additional paid-in capital	**21,604,774**	–
Unearned compensation, nonvested restricted stock	**(51,111)**	–
Retained deficit	**(4,533,543)**	(1,551,089)
Accumulated other comprehensive loss	**(100,826)**	–
Total shareholders' equity (deficit)	**16,941,154**	(1,551,089)
Total liabilities and shareholders' equity	**$ 61,158,464**	$ 3,209,129

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Calendar Year		June 20, 2007 (Inception) to December 31,
	2009	2008	2007
Interest income			
Loans, including fees	**$ 171,862**	$ –	$ –
Federal funds sold and interest-bearing bank deposits	**212,541**	–	14
Securities	**131,483**	–	–
Federal Reserve stock dividend	**18,802**	–	–
Stock subscriptions held in escrow	**78,246**	7,152	–
Total interest income	**612,934**	7,152	14
Interest expense			
Deposits:			
Interest checking	**5,247**	–	–
Money market and savings	**165,511**	–	–
Certificates of deposit < $100,000	**64,736**	–	–
Certificates of deposit ≥ $100,000	**138,955**	–	–
Lines of credit and other borrowings	**42,342**	20,120	–
Total interest expense	**416,791**	20,120	–
Net interest income (expense) before provision for loan losses	**196,143**	(12,968)	14
Provision for loan losses	**144,845**	–	–
Net interest income (expense) after provision for loan losses	**51,298**	(12,968)	14
Noninterest income			
Service charges on deposits	**1,886**	–	–
ATM, debit, and merchant fees	**1,331**	–	–
Gain on sale of loans	**1,256**	–	–
Leasehold improvement allowance	**12,500**	–	12,500
Other	**654**	–	–
Total fees and other income	**17,627**	–	12,500
Securities gains, net	**11,058**	–	–
Total noninterest income	**28,685**	–	12,500
Noninterest expense			
Salaries and employee benefits	**1,613,146**	734,002	12,500
Occupancy and equipment	**393,046**	282,384	18,067
Data processing	**151,178**	8,516	–
Professional services	**216,905**	181,824	140,707
Marketing and business development	**123,071**	61,947	–
Corporate insurance	**20,322**	8,385	1,167
Postage and supplies	**40,486**	18,447	–
Telecommunications	**20,955**	18,923	–
FDIC insurance and regulatory assessments	**39,203**	–	–
Other	**60,676**	51,812	11,954
Total noninterest expense	**2,678,988**	1,366,240	184,395
Loss before income taxes	**(2,599,005)**	(1,379,208)	(171,881)
Income taxes	–	–	–
Net loss	**$ (2,599,005)**	$ (1,379,208)	$ (171,881)
Loss per share			
Basic loss per share	**$ (2.11)**	–	–
Average shares outstanding	**1,233,195**	–	–

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE LOSS

	Common Stock		Additional Paid-in Capital	Unearned Compensation, Nonvested Restricted Stock	Retained Deficit	Accumulated Other Comprehensive Loss	Total Shareholders' Equity (Deficit)
	Shares	Amount					
June 20, 2007	–	$ –	$ –	$ –	$ –	$ –	$ –
Pre-opening net loss for 2007	–	–	–	–	(171,881)	–	(171,881)
Pre-opening net loss for 2008	–	–	–	–	(1,379,208)	–	(1,379,208)
December 31, 2008	–	–	–	–	(1,551,089)	–	(1,551,089)
Comprehensive loss:							
Pre-opening net loss for 2009	–	–	–	–	(770,450)	–	(770,450)
Post-opening net loss	–	–	–	–	(1,828,555)	–	(1,828,555)
Change in unrealized gains and losses on securities, net of reclassification adjustment for net gains of $11,058 included in income	–	–	–	–	–	(100,826)	(100,826)
Total comprehensive loss							(2,699,831)
Issuance of common stock	2,180,000	21,800	21,778,200	–	–	–	21,800,000
Direct stock issuance costs	–	–	(836,488)	–	–	–	(836,488)
Organizer/founder warrants	–	–	540,881	–	(383,449)	–	157,432
Stock-based compensation	–	–	62,241	–	–	–	62,241
Issuance of restricted stock	6,000	60	59,940	(51,111)	–	–	8,889
December 31, 2009	2,186,000	$ 21,860	$ 21,604,774	$ (51,111)	$ (4,533,543)	$ (100,826)	$ 16,941,154

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	For the Calendar Year		June 20, 2007 (Inception) to December 31,
	2009	2008	2007
Operating activities			
Net loss	**$ (2,599,005)**	$ (1,379,208)	$ (171,881)
Adjustments to reconcile net loss to net cash used by operating activities:			
Provision for loan losses	**144,845**	–	–
Increase in deferred loan fees, net	**30,593**	–	–
Gains on sale of loans held for sale	**(1,256)**	–	–
Origination of loans held for sale, net	**(100,660)**	–	–
Proceeds from sale of loans held for sale	**101,916**	–	–
Premium amortization and discount accretion on securities, net	**22,611**	–	–
Securities gains, net	**(11,058)**	–	–
Depreciation and amortization expense	**163,971**	62,616	–
Stock-based compensation expense	**228,562**	–	–
Increase in accrued interest receivable	**(151,580)**	–	–
Increase in accrued interest payable	**31,778**	5,017	–
Decrease (increase) in deferred stock issuance costs	**337,476**	(337,476)	–
Increase in other assets	**(181,243)**	(35,427)	(16,240)
Increase in other liabilities	**49,219**	108,295	39,136
Net cash used in operating activities	**(1,933,831)**	(1,576,183)	(148,985)
Investing activities			
Net change in loans	**(10,612,430)**	–	–
Redemption (purchase) of Federal Reserve Bank stock	**(525,250)**	–	–
Purchases of securities available for sale	**(21,813,807)**	–	–
Proceeds from paydowns of securities available for sale	**231,560**	–	–
Proceeds from sales of securities available for sale	**4,380,022**	–	–
Net purchases of premises and equipment	**(179,687)**	(511,074)	–
Net cash used in investing activities	**(28,519,592)**	(511,074)	–
Financing activities			
Net increase in demand deposits, interest-bearing transaction accounts and savings accounts	**23,660,119**	–	–
Net increase in certificates of deposit	**20,323,745**	–	–
Net (increase) decrease in stock subscriptions held in escrow	**(2,365,000)**	2,365,000	–
Net increase (decrease) in organizer advances	**(620,000)**	180,000	440,000
Net increase (decrease) in other borrowings	**(1,622,770)**	1,622,770	–
Proceeds from issuance of common stock, net of offering costs	**20,963,512**	–	–
Net cash provided by financing activities	**60,339,606**	4,167,770	440,000
Net increase in cash and cash equivalents	**29,886,183**	2,080,513	291,015
Cash and cash equivalents, beginning of period	**2,371,528**	291,015	–
Cash and cash equivalents, end of period	**$ 32,257,711**	$ 2,371,528	$ 291,015
Supplemental disclosures of cash flow information			
Cash paid for:			
Interest on deposits and borrowings	**$ 385,013**	$ 15,103	$ –
Non-cash items:			
Unrealized losses on securities available for sale (net of tax benefit of $59,981)	**(100,826)**		

See accompanying notes to consolidated financial statements.

NOTES

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Coastal Carolina Dream Team, LLC (the LLC) was formed on June 20, 2007, to explore the possibility of establishing a new bank in the Myrtle Beach, South Carolina area. On February 22, 2008, the LLC's members (Organizers) filed applications with the Office of the Comptroller of the Currency (the OCC) to obtain a national bank charter for a proposed new bank, Coastal Carolina National Bank (the Bank), and with the Federal Deposit Insurance Corporation (the FDIC) to obtain insurance for the Bank's deposits. On February 28, 2008, Coastal Carolina Bancshares, Inc. (the Company) was incorporated to act as the holding company for the Bank and on April 10, 2008, the LLC merged with and into the Company (the Merger). As a result of the Merger, all the assets and liabilities of the LLC became assets and liabilities of the Company.

The Bank received preliminary conditional approval from the OCC on June 20, 2008 and received conditional approval from the FDIC on October 1, 2008. Having received those approvals from the OCC and the FDIC, the Company filed an application with the Board of Governors of the Federal Reserve System (the Federal Reserve) to become a bank holding company and acquire all of the stock of the Bank upon its formation, and the Company received that approval on November 21, 2008.

In order to capitalize the Bank, the Company conducted a stock offering and raised $21.8 million selling 2,180,000 shares of its common stock at $10 per share. Of the total shares sold, the organizers, directors and executive officers of the Company purchased 891,525 shares of common stock at $10 per share in the offering. Upon receipt of all final regulatory approvals, the Company capitalized the Bank through the purchase of 1,994,000 shares at $10.00 per share, or $19,940,000, on June 5, 2009, and the Bank began banking operations on June 8, 2009.

Until June 8, 2009, the Company had been a development stage enterprise, as it had devoted substantially all its efforts to establishing a new business. As of June 8, 2009, the planned principal operations commenced.

In recognition of financial risks undertaken by the Organizers and one non-organizer founder and, in the case of Organizers who serve as directors of the Company or the Bank or both, to encourage the continued involvement with the Company and the Bank by such persons, warrants to purchase additional shares of the Company's common stock were issued to these individuals, effective June 8, 2009. The warrants have an exercise price equal to $10 per share and were issued as Type I (Director) or Type II (Organizer / Founder) warrants. Type I warrants were awarded only to individuals who serve as directors of the Company or the Bank and vest over three years. Type II warrants were awarded in recognition of the financial risks undertaken by Organizers and one non-organizer founder and by the Organizers guaranteeing certain liabilities of the Company and vested immediately.

Basis of Presentation – The accompanying financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States. Certain prior-period amounts have been reclassified to conform with the current-period presentation.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans, fair value of securities, the valuation of deferred tax assets, and the estimated useful lives and methods for depreciating premises and equipment. Management believes that the allowance for losses on loans is adequate. While management uses available information to recognize losses on loans, future additions to the allowances may be necessary based on changes in local economic conditions.

In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowance for losses on loans may change materially in the near term.

Organizational and Pre-Opening Costs – Activities since inception have principally consisted of organizational activities necessary to obtain regulatory approvals and preparation activities necessary to commence business as a commercial bank. Organizational costs are primarily legal and consulting fees related to the incorporation and organization of the Company and the Bank. Pre-opening costs are primarily employees' salaries and benefits, and other operational expenses related to preparation for the Bank's opening. The organizational and pre-opening costs of $2,321,539 were expensed against the Company's consolidated initial period operating results.

Offering Expenses – Offering expenses, consisting principally of direct incremental costs of the stock offering, were incurred to raise the Company's initial capital. Such offering expenses were classified as deferred stock issuance costs until the close of the stock offering. The Company's offering expenses were $836,488, including sales agent commissions and related out-of-pocket costs of $515,676, and were offset against the proceeds of the offering.

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents – For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold, and interest-bearing bank deposits. Generally, federal funds sold are for one-day periods.

Concentrations of Credit Risk – Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold, and amounts due from banks.

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily in the Horry County market. The Company's loan portfolio, in addition to its concentration in geographic area, is comprised of three loans which make up 50 percent of the total loan portfolio, and individually whose net principal balance is greater than 10 percent of the Company's loan portfolio. Management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk from concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g., principal deferral periods, loans with initial interest-only periods, etc.), and loans with high loan-to-value ratios. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e., balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

The Company's investment portfolio consists principally of obligations of the United States and its agencies. In the opinion of management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with and sells its federal funds to high-quality institutions. As of December 31, 2009, the Company had on deposit $6.0 million, or 35.4 percent of the Company's shareholders' equity, with its primary correspondent bank. Management believes credit risk associated with its correspondent banks is not significant.

Investment Securities – Debt securities that management has the positive intent and the Company has the ability to hold to maturity are classified as securities held to maturity and are recorded at amortized cost. Securities not classified as securities held to maturity, including equity securities with readily determinable fair values, are securities available for sale and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income (loss). As of December 31, 2009, all of the Company's securities are classified as available for sale, and accordingly are reported at fair value, based on quoted market prices, with any unrealized gains or losses, net of taxes, reflected as an element of accumulated other comprehensive income in shareholders' equity. The Company intends to hold these available-for-sale securities for an indefinite period of time, but may sell them prior to maturity in response to changes in interest rates, changes in repayment risk, changes in the liquidity needs of the Bank, and other factors.

Purchase premiums and discounts are recognized in interest income using methods approximating the interest method over the terms of the securities. A decline in the market value of any available for sale or held to maturity security below cost that is deemed other than temporary results in a charge to earnings and the establishment of a new cost basis for the security. The fair value of the securities is determined by a third party as of a date in the close proximity to the end of the reporting period. The valuation is based on available quoted market prices or quoted market prices for similar securities if a quoted market price is not available. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Realized gains and losses for securities classified as available for sale and held to maturity are included in earnings and are derived using the specific-identification method for determining the amortized cost of securities sold.

Loans and Loans Held for Sale – Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses, deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Loans held for sale are carried at the lower of the carrying amount or fair value applied on an aggregate basis. Fair value is measured based on purchase commitments, bids received from potential purchasers, quoted prices for the same or similar loans, or prices of recent sales or securitizations.

Conforming fixed-rate residential mortgage loans are typically classified as held for sale upon origination based upon management's intent to generally sell all of the production of these loans. Other types of loans may either be held for investment purposes, sold, or securitized. Loans originated for portfolio that are subsequently transferred to held for sale based on management's decision to sell are transferred at the lower of cost or fair value. Write-downs of the loans' carrying value attributable to credit quality are charged to the allowance for loan losses while write-downs attributable to interest rates are charged to noninterest income. As of December 31, 2009, the Bank had no loans held for sale.

Interest income is recognized on an accrual basis. Loan origination fees, certain direct costs, and unearned discounts are deferred and amortized into interest income as an adjustment to the yield over the term of the loan. Loan commitment fees are generally deferred and amortized into fee income on a straight-line basis over the commitment period. Other credit-related fees, including letter and line of credit fees are recognized as fee income when earned. The determination to discontinue the accrual of interest is based on a review of each loan. Generally, accrual of interest is discontinued on loans 90 days past due or when deemed not collectible in full as to principal or interest unless in management's opinion collection of both principal and interest is assured by way of collateralization, guarantees or other security and the loan is in the process of collection. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received. Loans are returned to accrual status when management determines, based on an evaluation of the underlying collateral together with the borrower's payment record and financial condition, that the borrower has the ability and intent to meet the contractual obligations of the loan agreement. With the ultimate collectability of the principal balance of an impaired loan is in doubt, all cash receipts are applied to principal. Once the recorded principal balance has been reduced to zero, future cash receipts are recorded as recoveries of any amounts previously charged off, and then to interest income to the extent any interest has been foregone.

Allowance for Loan Losses – The allowance for loan losses represents the Company's recognition of the risks of extending credit and its evaluation of the loan portfolio. The allowance for loan losses is maintained at a level considered adequate to provide for probable loan losses based on management's assessment of various factors affecting the loan portfolio, including a review of problem loans, business conditions, historical loss experience, evaluation of the quality of the underlying collateral, and holding and disposal costs. The allowance for loan losses is increased by provisions charged to expense and reduced by loans charged off, net of recoveries. Loan losses are charged against the allowance for loan losses when management believes the loan balance is uncollectible.

Being that the Bank began operations in June 2009 and has limited operating history and relatively few loans as of this reporting date, the Company is currently formalizing the process for determining an adequate allowance for loan losses. Going forward, the Company expects the allowance for loan losses calculation process will have two components. The first component represents the allowance for loan losses for impaired loans. To determine this component, collateral dependent impaired loans will be evaluated using internal analysis as well as third-party information, such as appraisals. If an impaired loan is unsecured, it will be evaluated using a discounted cash flow of the payments expected over the life of the loan using the loan's effective interest rate and giving consideration to currently existing factors that would impact the amount or timing of the cash flows. The second component is the allowance for loan losses, which represents the estimated probable losses inherent within the portfolio due to uncertainties in economic conditions, delays in obtaining information about a borrower's financial condition, delinquent loans that have not been determined to be impaired, trends in speculative construction real estate lending, results of internal and external loan reviews, and other factors. This component of the allowance for loan losses will be calculated by assigning a certain risk weighting, within a predetermined range, to each identified risk factor. The recorded allowance for loan losses will be the aggregate of these two components.

Foreclosed Real Estate – Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value less estimated selling costs at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less estimated costs to sell. As of December 31, 2009, the Company had no foreclosed real estate.

Premises and Equipment – Premises and equipment are stated at cost, less accumulated depreciation. Depreciation and amortization of premises and equipment are computed using the straight-line method over the assets' estimated useful lives. Useful lives range from three to ten years for software, furniture and equipment, computer equipment, and automobile, and over the shorter of the estimated useful lives or the term of the lease for leasehold improvements.

Stock-based Compensation – The Company accounts for stock-based compensation to employees as outlined in the accounting standards. The cost of employee services received in exchange for an award of equity instruments is based on the grant-date fair value of the award. A Black-Scholes model is used to estimate the fair value of stock options, while the market price of the Company's common stock at the date of grant is used to estimate the fair value of restricted stock. Compensation cost is recognized over the required service period, generally defined as the vesting period for stock option awards and the restriction period for restricted stock awards. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. Compensation expense is recognized net of awards expected to be forfeited.

Income Taxes – The Company is a corporation. Pre-opening expenses incurred will be capitalized and amortized in the income tax returns of the Company and the Bank for 2009. Deferred tax assets and liabilities will be recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities will be measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates will be recognized in income in the period that includes the enactment date.

If the future tax consequences of differences between the financial reporting bases and the tax bases of the assets and liabilities result in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by any such asset is required. A valuation allowance is provided for the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management will consider the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

The Company believes that its income tax filing positions taken or expected to be taken in its tax returns will more likely than not be sustained upon audit by the taxing authorities and does not anticipate any adjustments that will result in a material adverse impact on the Company's financial condition, results of operations, or cash flow. Therefore, no reserves for uncertain income tax positions have been recorded.

Comprehensive Loss – Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income (loss). Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the shareholders' equity section of the balance sheet, such items, along with net income, are components of comprehensive income (loss).

Net Loss Per Share – Basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding. Diluted earnings (losses) per share are computed by dividing net income (loss) by the sum of the weighted average number of shares of common stock outstanding and potential common shares. Potential common shares consist of stock options, restricted stock, and warrants. Diluted earnings per share is not presented, as the current net loss would result in an anti-dilutive computation.

Financial Instruments – In the ordinary course of business, the Company enters into off balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

Risks and Uncertainties – In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

Recent Accounting Pronouncements – The following is a summary of recent authoritative pronouncements that affect the Company's accounting, reporting, and disclosure of financial information:

In June 2009, the Financial Accounting Standards Board ("FASB") issued guidance which restructured generally accepted accounting principles ("GAAP") and simplified access to all authoritative literature by providing a single source of authoritave nongovernmental GAAP. The guidance is presented in a topically organized structure referred to as the FASB Accounting Standards Codification ("ASC"). The new structure is effective for interim or annual periods ending after September 15, 2009. All existing accounting standards have been superseded and all other accounting literature not included is considered nonauthoritative.

The FASB issued new accounting guidance on accounting for transfers of financial assets in June 2009. The guidance limits the circumstances in which a financial asset should be derecognized when the transferor has not transferred the entire financial asset by taking into consideration the transferor's continuing involvement. The standard requires that a transferor recognize and initially measure at fair value all assets obtained (including a transferor's beneficial interest) and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. The concept of a qualifying special-purpose entity is no longer applicable. The standard is effective for the first annual reporting period that begins after November 15, 2009, for interim periods within the first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company does not expect the guidance to have any impact on the Company's consolidated financial statements. The ASC was amended in December, 2009, to include this guidance.

In October, 2009, updated guidance was issued to provide for accounting and reporting for own-share lending arrangements issued in contemplation of a convertible debt issuance. At the date of issuance, a share-lending arrangement entered into on an entity's own shares should be measured at fair value in accordance with prior guidance and recognized as an issuance cost, with an offset to additional paid-in capital. Loaned shares are excluded from basic and diluted earnings per share unless default of the share-lending arrangement occurs. The amendment also requires several disclosures including a description and the terms of the arrangement and the reason for entering into the arrangement. The effective dates of the amendment are dependent upon the date the share-lending arrangement was entered into and include retrospective application for arrangements outstanding as of the beginning of fiscal years beginning on or after December 15, 2009. The Company has no plans to issue convertible debt and, therefore, does not expect the update to have an impact on its consolidated financial statements.

In January, 2010, guidance was issued to alleviate diversity in the accounting for distributions to shareholders that allow the shareholder to elect to receive their entire distribution in cash or shares but with a limit on the aggregate amount of cash to be paid. The amendment states the stock portion of a distribution to shareholders that allows them to elect to receive cash or shares with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance. The amendment is effective for interim and annual periods ending on or after December 15, 2009 and had no impact on the Company's consolidated financial statements.

Also in January, 2010, an amendment was issued to clarify the scope of subsidiaries for consolidation purposes. The amendment provides that the decrease in ownership guidance should apply to (1) a subsidiary or group of assets that is a business or nonprofit activity, (2) a subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture, and (3) an exchange of a group of assets that constitutes a business or nonprofit activity for a noncontrolling interest in an entity. The guidance does not apply to a decrease in ownership in transactions related to sales of in substance real estate or conveyances of oil and gas mineral rights. The update is effective for the interim or annual reporting periods ending on or after December 15, 2009, and had no impact on the Company's consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

2. Cash and Cash Equivalents

As of December 31, 2009, cash and due from banks of $741,896 is represented by cash on hand and noninterest-bearing deposits with other banks. Interest-bearing deposits in other banks were $30.7 million at December 31, 2009. Additionally, as of December 31, 2009, the Bank had $813,827 in federal funds sold. Interest-bearing bank deposits and federal funds sold allow the Bank to meet liquidity requirements and provide temporary holdings until the funds can be otherwise deployed or invested. At December 31, 2009, the Company maintained compensating balances totaling $275,000 with correspondent banks.

As of December 31, 2008, the restricted cash balance was $2,371,528, represented by $2,365,000 of stock subscriptions received and $6,528 of interest earned.

All funds were released June 5, 2009, upon the Company meeting its minimal capital raise requirements and receiving the appropriate regulatory approvals.

3. SECURITIES

At December 31, 2009, the Bank's securities consisted of mortgage-backed securities, summarized as follows:

	December 31, 2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Mortgage-backed securities	$ 17,190,673	$ 9,248	$ (170,055)	$ 17,029,866
Total securities	**$ 17,190,673**	**$ 9,248**	**$ (170,055)**	**$ 17,029,866**

The contractual maturity distribution and yields of the Bank's securities portfolio at December 31, 2009 are summarized below. Actual maturities may differ from contractual maturities shown below since borrowers may have the right to pre-pay these obligations without pre-payment penalties.

	Due after 1 through 5 Years		Due after 5 though 10 Years		Due after 10 Years		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Fair value of securities available for sale								
Mortgage-backed securities[1]	$ 2,304,337	3.60%	$ 6,554,424	3.66%	$ 8,171,105	4.08%	$ 17,029,866	3.85%
Total	**$ 2,304,337**	**3.60%**	**$ 6,554,424**	**3.66%**	**$ 8,171,105**	**4.08%**	**$ 17,029,866**	**3.85%**
Amortized cost of securities available for sale	**$ 2,324,301**		**$ 6,605,412**		**$ 8,260,960**		**$ 17,190,673**	

(1) Maturities estimated based on average life of security

At December 31, 2009 the Bank also owned Federal Reserve Bank stock with a cost of $525,250 and a yield of 6%. Securities with an aggregate carrying value of $4,310,348 at December 31, 2009, were pledged to secure public deposits.

As of December 31, 2009, there were no issues of securities available for sale, which had carrying values that exceeded 10 percent of shareholders' equity of the Company.

Gross gains and losses recognized on the sale of securities are summarized as follows:

	For the Calendar Year	
	2009	2008
Gross gains	**$ 17,803**	$ –
Gross losses	**(6,248)**	–
Net gains	**$ 11,058**	$ –

There were no write-downs for other-than-temporary declines in the fair value of debt securities in 2009. At December 31, 2009, ten mortgage-backed securities with a fair value of $15.0 million were considered temporarily impaired. The Company's mortgage-backed securities are investment grade securities backed by a pool of mortgages. Principal and interest payments on the underlying mortgages are used to pay monthly interest and principal on the securities.

The unrealized losses at December 31, 2009, shown in the following table resulted primarily from an increase in rates across the yield curve.

	Less than 12 Months		12 Months of Longer		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$ 15,008,386	$ 170,055	$ –	$ –	$ 15,008,386	$ 170,055
Total temporarily impaired securities	**$ 15,008,386**	**$ 170,055**	**$ –**	**$ –**	**$ 15,008,386**	**$ 170,055**

4. LOANS

The composition of loans is summarized as follows:

	December 31	
	2009	2008
Construction and land development	**$ 3,395,362**	$ –
Real estate - mortgage	**585,338**	–
Real estate - other	**5,428,501**	–
Commercial and industrial	**1,136,486**	–
Consumer and other	**66,743**	–
Gross loans	**10,612,430**	–
Allowance for loan losses	**(144,845)**	–
Deferred loan fees, net	**(30,593)**	–
Total loans, net	**$ 10,436,992**	$ –

As of December 31, 2009, the Company had no impaired loans.

5. PREMISES AND EQUIPMENT

The composition of premises and equipment is summarized as follows:

	December 31	
	2009	2008
Furniture, fixtures, and equipment	**$ 367,872**	$ 343,553
Computer software	**178,714**	65,326
Leasehold improvements	**120,800**	102,195
Construction and FF&E in process	**18,583**	–
Total premises and equipment	**685,969**	511,074
Accumulated depreciation and amortization	**(221,795)**	(62,616)
Premises and equipment, net	**$ 464,174**	$ 448,458

Depreciation and amortization expense for the years ended December 31, 2009 and 2008 was $163,971 and $62,616, respectively. There was no depreciation and amortization expense for the period June 20, 2007 (Inception) to December 31, 2007.

On November 1, 2007, the Company entered into a lease for a banking facility in Myrtle Beach, South Carolina. The term of the lease is for three years with four one-year renewal options. Rent increases three percent each renewal period. The lease was amended on February 12, 2008, making rent for the initial lease term $6,694 per month through April 30, 2008, and increasing to $13,388 per month beginning May 1, 2008.

Rental expense for the years ended December 31, 2009 and 2008 was $160,650 and $133,263, respectively. Rental expense for the period June 20, 2007 (Inception) to December 31, 2007 was $14,000.Total aggregate payments due under the lease during the initial term are $441,788. Future minimum lease payments under the lease are $133,875 in 2010.

6. DEPOSITS

The composition of deposits is summarized as follows:

	December 31	Percentage
	2009	**of Total**
Noninterest bearing demand	$ 700,533	1.6 %
Interest checking	1,272,341	2.9
Money market	21,558,971	49.0
Savings	128,274	0.3
Certificates of deposit < $100,000	5,838,391	13.3
Certificates deposit ≥ $100,000	14,485,354	32.9
Total deposits	**$ 43,983,864**	**100.0 %**

At December 31, 2009, the scheduled maturities of certificates of deposit with denominations of $100,000 or more are as follows:

Three months or less	$ 452,499
Over three through six months	429,296
Over six through twelve months	7,248,218
Over twelve months	6,355,341
Total	**$ 14,485,354**

At December 31, 2009, the scheduled maturities of all certificates of deposit, including brokered certificates of deposit, are as follows:

2010	$ 10,272,775
2011	9,557,919
2012	316,016
2013	176,018
2014	1,017
Total certificates of deposit	**$ 20,323,745**

7. Related Party Transactions

The Company has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, principal officers, their immediate families, and affiliated companies in which they are principal stockholders (commonly referred to as related parties), on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. At December 31, 2009, these persons and firms were indebted to the Company in the aggregate amount of $465,818. These extensions of credit were made during 2009.

Related party loan transactions for the years 2009 and 2008 are summarized below:

	For the Calendar Year	
	2009	2008
Balance, beginning of year	$ –	$ –
Advances	474,900	–
Repayments	(9,082)	–
Balance, end of year	**$ 465,818**	$ –

Deposits from directors and executive officers and their related interests totaled $3,965,788 at December 31, 2009.

The Company has entered into a lease agreement, as described in Note 5, to lease a building from a company in which one of our directors also serves on the lessor's board of directors.

A public relations firm has been retained to provide marketing and public relations services for the Bank. A principal in the public relations firm is one of our directors. The Company incurred marketing and public relations fees of $109,023 and $92,897 for services rendered by the firm for the years ended December 31, 2009 and 2008, respectively. Of the $201,920 in marketing and public relations fees paid to the firm since inception through December 31, 2009, $46,804 were direct offering costs, and thus, charged directly to capital. The Company anticipates paying additional sums to that firm during 2010.

The Company engaged a law firm for legal services associated with the formation of the Company and the Bank. One of our directors is a shareholder with that firm. The Company incurred legal fees of $59,199, $120,088, and $52,788 for services rendered by the firm for the years ended December 31, 2009 and 2008, and for the period of June 20, 2007 (Inception) through December 31, 2007, respectively. Of the legal fees incurred of $232,075 for the period June 20, 2007 (Inception) to December 31, 2009, $87,330 were direct offering costs, and thus, charged directly to capital. The Company does not currently anticipate paying any significant amounts to that firm during 2010.

The Company engaged a design firm to provide interior design services, including the costs of decorative furnishings, for the initial Bank office. The president of the design firm is the spouse of one of our directors. The Company had paid and capitalized, as premises and equipment and leasehold improvements, $148,548 through December 31, 2008. Such firm has not performed any services for the Company during 2009, and the Company does not currently anticipate paying any significant additional amounts to that firm during 2010.

During the period June 20, 2007 (Inception) to December 31, 2008, the Company paid $24,000 in consulting fees to a company in which one of our directors is the president. Such company has not performed any services for the Company during 2009, and it is not anticipated that it will perform any such services in the future.

8. Advances from Organizers and Founders

There were 21 members of the LLC. The Organizers and founders advanced $620,000 to the LLC to fund pre-opening and organizational expenses. On April 10, 2008, the LLC merged into the Company. As a result of the Merger, the Organizers and founders were entitled to receive reimbursement of their advances upon the successful completion of the stock offering, unless they elected to apply their advances to purchase shares of the Company's common stock. These advances were non-interest bearing. The majority of the Organizers elected to apply their advances to purchase shares of the Company's common stock. The remaining Organizer advances were repaid in June 2009, following the completion of the initial public offering and capitalization of the Bank.

9. Lines of Credit

On April 1, 2008, the Company established a $2 million line of credit with a bank to fund operating expenses during the development stage. On January 29, 2009, the Company established an additional $1 million line of credit to fund continued operating expenses during the organization of the Company and its proposed banking subsidiary, the Bank. On April 1, 2009, the Company renewed the terms of its $2 million line of credit. Both lines were uncollateralized and had a limited guaranty by the 21 Organizers. The lines bore a variable rate of interest at the three-month LIBOR rate plus a margin of 1.65 percent, with a floor of 5.50 percent, and each had a maturity date of July 29, 2009. Interest was due on a monthly basis and the unpaid principal balance was due at maturity.

As of December 31, 2008, the principal balance outstanding under the line of credit was $1.6 million. Both lines of credit were repaid when subscription funds were released from escrow on June 5, 2009. Interest expense on the lines of credit was $42,338 and $20,120 for the years ended December 31, 2009 and 2008, respectively.

As of December 31, 2009, the Company had unused lines of credit to purchase federal funds from correspondent banks totaling $8.0 million. These lines of credit are available on a one to fifteen day basis for general corporate purposes. The lines of credit at December 31, 2009 were as follows:

Correspondent Bank	Commitment	Balance Outstanding
CenterState Bank	$ 3,000,000	$ –
South Carolina Bank & Trust	2,000,000	–
SunTrust Bank	3,000,000	–
	$ 8,000,000	**$ –**

10. Shareholders' Equity

The Company has the authority to issue up to 50 million shares of common stock with a par value of $.01 per share. As of December 31, 2009, 2,186,000 common shares were issued and outstanding. In addition, the Company has the authority to issue up to 10 million shares of preferred stock with a par value $.01 per share. As of December 31, 2009, no preferred shares were issued and outstanding.

11. Stock-Based Compensation

The Company's 2009 Stock Incentive Plan (the Plan) was approved by the Company's Board of Directors (the Board) on June 3, 2009. Under the terms of the Plan, officers and key employees may be granted both nonqualified and incentive stock options and restricted stock. The Board reserved 161,778 shares of common stock for issuance under the stock incentive plan. As of December 31, 2009, 63,838 shares were available for future issuance. The Plan provides for options to purchase shares of common stock at a price not less than 100% of the fair market value of the stock on the date of grant. Stock options vest ratably at 20% per year, and have a 10-year contractual term. The Plan provides for accelerated vesting if there is a change of control, as defined in the Plan. The Company recognized stock-based compensation cost related to stock options of $62,242 for the year ended December 31, 2009. No tax benefit related to stock-based compensation will be recognized until the Company is profitable. Stock option activity under the 2009 Stock Incentive Plan at and for the year ended December 31, 2009 follows:

	Options	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2008	–	$ –
Granted	121,940	10.00
Vested	–	–
Forfeited	(30,000)	10.00
Outstanding at December 31, 2009	**91,940**	**$ 10.00**

The fair value of each option grant was estimated on the date of grant using the Black-Scholes-Merton option pricing model with the following assumptions presented below:

Grant date	June 8, 2009
Total number of options granted	121,940
Expected volatility	7.40%
Expected term	7 years
Expected dividend	0.00%
Risk-free rate	3.60%
Grant date fair value	$2.29

Since the Bank has no historical stock activity, the expected volatility is based on the historical volatility of similar banks that have a longer trading history. The expected term represents the estimated average period of time that the options will remain outstanding. Since the Bank does not have sufficient historical data on the exercise of stock options, the expected term is based on the "simplified" method that measures the expected term as the average of the vesting period and the contractual term. The risk-free rate of return reflects the grant date interest rate offered for zero coupon U.S. Treasury bonds with the same expected term as the options.

During 2009, no options were exercised or vested; however, 30,000 options were forfeited. As of December 31, 2009, there was $139,011 of total unrecognized compensation cost related to the outstanding stock options that will be recognized over a weighted-average period of 1.15 years. There is no intrinsic value in these stock options as of December 31, 2009, as the exercise price equals the last traded price of the Company's common stock.

Service-Based Awards – The Company recognizes compensation (salaries and employee benefits) expense over the restricted period for service-based awards. Compensation expense recognized for nonvested service-based shares during 2009 totaled $8,889. Nonvested share activity under the 2009 Stock Incentive Plan at and for the year ended December 31, 2009 follows:

	Shares	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2008	–	$ –
Granted	6,000	10.00
Vested	–	–
Forfeited	–	–
Outstanding at December 31, 2009	**6,000**	**$ 10.00**

As of December 31, 2009, there was $51,111 of total unrecognized compensation cost related to service-based nonvested share-based compensation arrangements granted under the 2009 Stock Incentive Plan. This cost is expected to be recognized over a remaining weighted-average period of 2.63 years.

12. Warrants

The Company funded organizational, pre-opening expenses and direct offering costs totaling $3.2 million from direct cash advances made by its Organizers of $620,000 and from draws of $2.6 million made under $3.0 million in lines of credit with a bank. Each Organizer and one non-organizer/founder provided a limited guarantee on amounts drawn under the lines of credit. Accordingly, in recognition of the substantial financial risks undertaken by the members of the organizing group, the Company granted an aggregate of 255,992 warrants to its Organizers and one non-organizer/founder. These warrants will be exercisable at a price of $10.00 per share, the initial offering price, and may be exercised any time prior to June 8, 2019.

Warrants Outstanding and Exercisable

Type	Exercise Price	Number	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price
Organizer/founder warrants	$ 10.00	231,992	9.4	$ 10.00
Director warrants	$ 10.00	24,000	9.4	$ 10.00

The fair value of each warrant grant was estimated on the date of grant using the Black-Scholes-Merton option pricing model with the following assumptions presented below:

	Organizer/Founder and Director Warrants
Grant date	June 8, 2009
Total number of warrants granted	255,992
Expected volatility	7.40%
Expected term	7 years
Expected dividend	0.00%
Risk-free rate	3.60%
Grant date fair value	$2.29

Since the Bank has no historical stock activity, the expected volatility is based on the historical volatility of similar banks that have a longer trading history. The expected term represents the estimated average period of time that the warrants will remain outstanding. The risk free rate of return reflects the grant date interest rate offered for zero coupon U.S. Treasury bonds with the same expected term as the warrants.

Organizer warrants totaling 231,992 were immediately vested upon issuance. Of the 231,992 organizer/founder warrants, 64,547 were treated as compensatory with the fair market value of $147,814 charged to earnings. The remaining 167,445 organizer/founder warrants were investment warrants with the fair market value of $383,449, and were treated as a component of shareholders' equity. The 24,000 director warrants vest over three years. The Company recognized expense of $9,618 during the year ended December 31, 2009, related to these director warrants. As of December 31, 2009, there was $39,846 of total unrecognized compensation cost related to the outstanding warrants that will be recognized over a weighted-average period of 0.77 years.

13. Employment Contracts

The Company has entered into employment contracts with its executive officers. The Chief Executive Officer has a contract for three years beginning in May 2008 and the Chief Financial Officer has a one-year contract, which is renewable annually. Both are entitled to certain additional benefits, including stock options, health insurance, and paid vacation.

14. Commitments and Contingencies

The Company is party to various financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated financial statements. Commitments to extend credit are agreements to lend to a customer so long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates and may require collateral from the borrower if deemed necessary by the Company. Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party up to a stipulated amount and with specified terms and conditions. Standby letters of credit are recorded as a liability by the Company at the fair value of the obligation undertaken in issuing the guarantee. The fair value and carrying value at December 31, 2009, of standby letters of credit issued or modified during 2009 was immaterial. Commitments to extend credit are not recorded as an asset or liability by the Company until the instrument is exercised. The Company uses the same credit policies in making commitments and conditional obligations as it does for instruments reflected in the consolidated financial statements. The creditworthiness of each customer is evaluated on a case-by-case basis.

At December 31, 2009, the Company's exposure to credit risk was represented by preapproved but unused lines of credit totaling $660,743. We evaluate each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on our credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate. We manage the credit risk on these commitments by subjecting them to normal underwriting and risk management processes.

15. INCOME TAXES

Income tax expense (benefit) consisted of the following:

	For the Calendar Year	
	2009	2008
Current:		
Federal	$ –	$ –
State	–	–
Total current	–	–
Deferred income taxes	–	–
Income tax expense (benefit)	$ –	$ –

Income tax expense (benefit) is allocated as follows:

	2009	2008
To continuing operations	$ –	$ –
To shareholder's equity	(59,981)	–
Income tax expense (benefit)	$ (59,981)	$ –

The gross amounts of deferred tax assets and deferred tax liabilities are as follows:

	December 31	
	2009	2008
Deferred tax assets:		
Allowance for loan losses	$ 38,431	$ –
Net operating loss carry forward	601,995	–
Organization and start-up expenses	762,745	527,370
Stock options and warrants	65,523	–
Unrealized loss on securities available for sale	59,981	–
Other	2,944	–
Gross deferred tax assets	1,531,619	527,370
Valuation allowance	(1,406,799)	(527,370)
Net deferred tax assets	124,820	–
Deferred tax liabilities:		
Accumulated depreciation	41,153	–
Capitalized loan costs and fees, net	7,295	–
Prepaid expense	16,391	–
Total deferred tax liabilities	64,839	–
Net deferred tax asset	$ 59,981	$ –

Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. As of December 31, 2009 and 2008, management has recorded a valuation allowance associated with continuing operations. Net deferred tax assets are recorded in other assets on the Company's consolidated balance sheets.

The Company has a net operating loss for Federal income tax purposes of $1,770,574 as of December 31, 2009. This net operating loss begins to expire in the year 2029.

A reconciliation between the income tax expense and the amount computed by applying the Federal statutory rate of 34% to income before income taxes follows:

	For the Calendar Year	
	2009	2008
Tax benefit at Federal statutory rate	**$ (883,662)**	$ (468,931)
Stock-based compensation	**17,067**	–
Valuation allowance	**879,429**	–
Other	**(12,834)**	468,931
Income tax benefit	**$ –**	$ –

The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with FIN 48. The Company's policy is to classify any interest or penalties recognized in accordance with FIN 48 as interest expense or noninterest expense, respectively.

16. Fair Value Measurements

The current accounting literature requires the disclosure of fair value information for financial instruments, whether or not they are recognized in the consolidated balance sheets, when it is practical to estimate the fair value. The guidance defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations, which require the exchange of cash, or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company's common stock, premises and equipment, accrued interest receivable and payable, and other assets and liabilities.

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.

The Company has used management's best estimate of fair value based on the above assumptions. Thus, the fair values presented may not be the amounts, which could be realized, in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses, which would be incurred in an actual sale or settlement, are not taken into consideration in the fair values presented.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Cash and Due from Banks – The carrying amount is a reasonable estimate of fair value.

Federal Funds Sold – The carrying amount is a reasonable estimate of fair value.

Interest-bearing Bank Deposits – Due to the short-term and liquid nature of these deposits, the carrying amount is a reasonable estimate of fair value.

Restricted Cash – Stock Subscriptions Held in Escrow – The carrying amount is a reasonable estimate of fair value.

Securities Available for Sale – Investment securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions.

With respect to securities available-for-sale, Level 1 includes those securities traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

Federal Reserve Bank Stock – The carrying value of nonmarketable equity securities approximates the fair value since no ready market exists for the stock.

Loans Receivable – For certain categories of loans, such as variable rate loans, which are repriced frequently and have no significant change in credit risk, fair values are based on the carrying amounts. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits – The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date. The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

Line of Credit – Due to its short-term nature, the fair value of the line of credit at December 31, 2008, approximated its carrying amount.

Off-Balance-Sheet Financial Instruments – The carrying amount for loan commitments, which are off-balance-sheet financial instruments, approximates the fair value since the obligations are typically based on current market rates.

The carrying values and estimated fair values of the Company's financial instruments are as follows:

	December 31			
	2009		2008	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Finacial assets				
Cash and due from banks	$ 741,896	$ 741,896	$ –	$ –
Federal funds sold	813,827	813,827	–	–
Interest-bearing bank deposits	30,701,988	30,701,988	–	–
Restricted cash – stock subscriptions	–	–	2,371,528	2,371,528
Securities available for sale	17,029,866	17,029,866	–	–
Federal Reserve Bank stock	525,250	525,250	–	–
Loans receivable, net	10,436,992	10,405,000	–	–
Financial liabilities				
Demand deposits, interest-bearing transaction and savings accounts	23,660,119	23,660,119	–	–
Certificates of deposits	20,323,745	20,363,806	–	–
Line of credit	–	–	1,622,770	1,622,770

	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Commitments to extend credit	$ 660,743	$ –	$ –	$ –

Assets and liabilities carried at fair value are classified in one of the following three categories based on a hierarchy for ranking the quality and reliability of the information used to determine fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as U.S. Treasury Securities.

Level 2 Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, mortgage-backed securities, municipal bonds, corporate debt securities and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain derivative contracts and impaired loans.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

Assets measured at fair value on a recurring basis at December 31, 2009, are as follows:

	Quoted Market Price in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities available for sale	$ –	$ 17,029,866	$ –
Total	**$ –**	**$ 17,029,866**	**$ –**

There were no assets measured at fair value on a recurring basis at December 31, 2008. As of December 31, 2009 and 2008, the Company had no liabilities carried at fair value or measured at fair value on a recurring basis.

There are no assets or liabilities carried at fair value or measured at fair value on a nonrecurring basis as of December 31, 2009 and 2008. The Company is predominantly a cash flow lender with real estate serving as collateral on a substantial majority of loans. Loans, which are deemed to be impaired, are primarily valued on a nonrecurring basis at the fair values of the underlying real estate collateral. Such fair values are obtained using independent appraisals, which the Company considers to be level 2 inputs. The Company had no impaired loans at December 31, 2009.

17. Net Loss Per Share

Basic loss per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding. Diluted loss per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. There were no dilutive common share equivalents outstanding during 2009 due to the net loss; therefore, basic loss per share and diluted earnings per share were the same.

	For the Calendar Year 2009
Net loss to common shareholders	$ (2,599,005)
Weighted-average number of common shares outstanding	1,233,195
Net loss per share	**$ (2.11)**

The net loss for 2009, presented above, represents the net loss for the entire year, not just the period since the Bank opened on June 8, 2009. To be consistent, the weighted-average number of common shares outstanding was also computed for the full year, not just the period since the shares were issued.

18. Regulatory Matters

Coastal Carolina National Bank is subject to various capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting principles. The Bank's capital classification is also subject to qualitative judgments by the regulators about components, risk weighting, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). The Bank had not received notification from the OCC categorizing it under the regulatory framework for prompt corrective action; however, management believes, as of December 31, 2009, that the Bank meets all capital adequacy requirements to which it is subject.

The Company's and the Bank's actual capital amounts (in thousands) and ratios as of December 31, 2009, are presented in the following table:

	Actual		For Capital Adequacy Purposes		To be Well Capiltalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Leverage [1]						
Coastal Carolina Bancshares, Inc.	$ 17,042	31.18%	$ 2,186	4.0%	$ N/A	N/A
Coastal Carolina National Bank	16,152	30.04%	2,151	4.0%	2,688	5.0%
Tier I Risk-based Capital [2]						
Coastal Carolina Bancshares, Inc.	17,042	93.63%	728	4.0%	N/A	N/A
Coastal Carolina National Bank	16,152	89.62%	721	4.0%	1,081	6.0%
Total Risk-based Capital [3]						
Coastal Carolina Bancshares, Inc.	17,187	94.43%	1,456	8.0%	N/A	N/A
Coastal Carolina National Bank	16,297	90.42%	1,442	8.0%	1,802	10.0%

(1) *The leverage ratio reflects Tier 1 capital divided by average total assets for the period. Average assets used in the calculation exclude certain intangible and servicing assets.*

2) *Tier 1 capital consists of total equity plus qualifying capital securities and minority interests, less unrealized gains and losses accumulated in other comprehensive income, certain intangible assets, and adjustments related to the valuation of servicing assets and certain equity investments in nonfinancial companies (principal investments).*

(3) *Total risk-based capital is comprised of Tier 1 capital plus qualifying subordinated debt and allowance for loan losses and a portion of unrealized gains on available-for-sale equity securities.*

Both the Tier 1 and the total risk-based capital ratios are computed by dividing the respective capital amounts by risk-weighted assets, as defined.

19. CONDENSED FINANCIAL INFORMATION ON COASTAL CAROLINA BANCSHARES, INC. (PARENT COMPANY ONLY)

The Parent Company's condensed balance sheet and related condensed statements of operations and cash flows are as follows:

CONDENSED BALANCE SHEETS

	December 31	
	2009	2008
Assets		
Interest-bearing bank deposits	**$ 886,703**	$ –
Investment in bank subsidiary	**16,051,452**	–
Restricted cash - stock subscriptions held in escrow	–	2,371,528
Premises and equipment, net	–	448,458
Deferred stock issuance costs	–	337,476
Other assets	**3,299**	51,667
Total assets	**$ 16,941,454**	$ 3,209,129
Liabilities and Shareholders' Equity		
Liabilities		
Stock subscriptions received	–	2,365,000
Line of credit	–	1,622,770
Advances from organizers and founders	–	620,000
Accrued expenses and other liabilities	**300**	152,448
Total liabilities	**300**	4,760,218
Shareholders' Equity (Deficit)		
Preferred stock, $.01 par value, 10,000,000 shares authorized, none issued and outstanding	–	–
Common stock, $.01 par value, 50,000,000 shares authorized, 2,186,000 issued and outstanding at December 31, 2009	**21,860**	–
Additional paid-in capital	**21,553,663**	–
Retained deficit	**(4,533,543)**	(1,551,089)
Accumulated other comprehensive loss	**(100,826)**	–
Total shareholders' equity (deficit)	**16,941,154**	(1,551,089)
Total liabilities and shareholders' equity	**$ 16,941,454**	$ 3,209,129

CONDENSED STATEMENTS OF OPERATIONS

	For the Calendar Year		June 20, 2007 (Inception) to December
	2009	2008	2007
Interest income			
Stock subscriptions held in escrow	**$ 78,246**	$ 7,152	$ –
Interest-bearing bank deposits	**11,424**	–	14
Total interest income	**89,670**	7,152	14
Interest expense			
Lines of credit	**42,338**	20,120	–
Total interest expense	**42,338**	20,120	–
Net interest income (expense)	**47,332**	(12,968)	14
Noninterest income			
Leasehold improvement allowance	**12,500**	–	12,500
Total noninterest income	**12,500**	–	12,500
Noninterest expense			
Salaries and employee benefits	**692,848**	734,002	12,500
Occupancy and equipment	**165,543**	282,384	18,067
Data processing	**15,209**	8,516	–
Professional services	**46,416**	181,824	140,707
Marketing and business development	**8,533**	61,947	–
Corporate insurance	**6,472**	8,385	1,167
Postage and supplies	**12,857**	18,447	–
Telecommunications	**9,735**	18,923	–
Other	**35,923**	51,812	11,954
Total noninterest expense	**993,536**	1,366,240	184,395
Net loss before equity in loss of bank subsidiary	**(933,704)**	(1,379,208)	(171,881)
Equity in loss of bank subsidiary	**(1,665,301)**	–	–
Net loss	**$ (2,599,005)**	$ (1,379,208)	$ (171,881)

Condensed Statements of Cash Flow

	For the Calendar Year		June 20, 2007 (Inception) to December
	2009	2008	2007
Operating activities			
Net loss	**$ (2,599,005)**	$ (1,379,208)	$ (171,881)
Adjustments to reconcile net loss to net cash used by operating activities:			
Depreciation and amortization expense	**62,191**	62,616	–
Equity in loss of bank subsidiary	**1,665,301**	–	–
Stock-based compensation expense	**147,814**	–	–
Increase in accrued interest receivable	**(3,299)**	–	–
Increase (decrease) in accrued interest payable	**(5,017)**	5,017	–
Decrease (increase) in deferred stock issuance costs	**337,476**	(337,476)	–
Increase in other assets	**(20,143)**	(35,427)	(16,240)
Increase in other liabilities	**93,372**	108,295	39,136
Net cash used in operating activities	**(321,310)**	(1,576,183)	(148,985)
Investing activities			
Investment in bank subsidiary	**(17,499,910)**	–	–
Purchases of premises and equipment, net	**(19,347)**	(511,074)	–
Net cash used in investing activities	**(17,519,257)**	(511,074)	–
Financing activities			
Net increase (decrease) in stock subscriptions held in escrow	**(2,365,000)**	2,365,000	–
Net increase (decrease) in organizer advances	**(620,000)**	180,000	440,000
Net increase (decrease) in other borrowings	**(1,622,770)**	1,622,770	–
Proceeds from issuance of common stock, net of offering costs	**20,963,512**	–	–
Net cash provided by financing activities	**16,355,742**	4,167,770	440,000
Net increase (decrease) in cash and cash equivalents	**(1,484,825)**	2,080,513	291,015
Cash and cash equivalents, beginning of period	**2,371,528**	291,015	–
Cash and cash equivalents, end of period	**$ 886,703**	$ 2,371,528	$ 291,015
Supplemental disclosures of cash flow information:			
Interest paid	**$ 42,338**	$ 20,120	$ –
Noncash investing activities:			
Stock-based compensation expensed at bank subsidiary	**80,748**	–	–
Pre-opening expenses allocated to subsidiary	**2,203,170**	–	–
Assets contributed to bank subsidiary:			
Premises and equipment	**405,614**	–	–
Other assets	**71,810**	–	–
Accrued expenses and other liabilities	**(240,504)**	–	–
Net assets contributed to bank subsidiary	**$ 236,920**	$ –	$ –

20. Subsequent Events

In preparing these consolidated financial statements, subsequent events were evaluated through the time the consolidated financial statements were issued. Financial statements are considered issued when they are widely distributed to all shareholders and other financial statement users, or filed with the Securities and Exchange Commission. In conjunction with applicable accounting standards, all material subsequent events have been either recognized in the consolidated financial statements or disclosed in the notes to the consolidated financial statements.

Corporate Information

Headquarters: 2305 Oak Street
Myrtle Beach, SC 29577
(843) 839.2265
Fax: (843) 839.5666

Transfer Agent: Registrar & Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
1.800.368.5948

Investor Relations: Michael D. Owens
(843) 839.1951

Terry S. Haight
(843) 839.1952



COASTAL CAROLINA
BANCSHARES, INC.


EQUAL HOUSING
LENDER

Member FDIC

2305 Oak Street / Myrtle Beach, SC 29577 / 843.839.2265 / MyCCNB.com